Exhibit 99.2

Lithium CARBONATE
OFFTAKE AGREEMENT

MARCH 6, 2026

TRAFIGURA TRADING LLC
(Purchaser)

SWA LITHIUM LLC
(Seller)

Signatories	23
Signatories	24

Schedule 1 [Redacted – Confidential Commercial Information]	1
Schedule 2 [Redacted – Confidential Commercial Information]	1
Schedule 3 [Redacted – Confidential Commercial Information]	1
Schedule 4 [Redacted – Confidential Commercial Information]	1

i

THIS AGREEMENT is made as of March 6, 2026 (the “Agreement”)

B E T W E E N:

(1)            SWA LITHIUM LLC, (the “Seller”); and

(2)            TRAFIGURA TRADING LLC, (the “Purchaser”)

(each a “Party” and together the “Parties”).

BACKGROUND:

(A)	Seller is developing a first-of-its-kind direct lithium extraction (DLE) facility to produce battery grade lithium carbonate from the Smackover formation brines at its advanced-stage project, located near Lewisville, Arkansas (the “Project”).

(B)	The Parties have agreed to enter into this Agreement to record the terms on which Seller will supply and Purchaser will purchase eight thousand (8,000) metric tonnes (“MT”) of Product per year for ten (10) years.

IT IS AGREED as follows:

1.	Interpretation

1.1	Definitions

In this Agreement, unless the contrary intention appears:

“Accepted Purchase Order” has the meaning given in Section 4(e).

“Affected Party” has the meaning given in the definition of Force Majeure Event.

“Affected Purchase Orders” has the meaning given in Section 12.5(b).

“Affiliate” means, with respect to a particular Party, persons controlling, controlled by or under common control, whether directly or indirectly, with that Party, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning given in the preamble.

“Annual Shortfall” has the meaning given in Section 3(c).

“Anti-Corruption Controls” has the meaning given in Section 22.11(a).

“Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union).

“Authorizations” means any consent, authorization, registration, filing, permit, notarization, certificate, permission, license, approval or exemption from, by or with any Authority.

“Battery Grade Index Price” means [Redacted – Confidential Commercial Information].

“Battery Grade Lithium Carbonate” means lithium carbonate that meets the Specifications set forth in Section A of Schedule 1.

[Redacted – Confidential Commercial Information].

“Business Day” means any day that is not a Saturday, Sunday or other day that is a legal holiday under the laws of the State of New York or is a day on which banking institutions in such state are authorized or required by applicable law to close.

“Change in Law” has the meaning given in Section 12.5(a).

“Change in Law Notice” has the meaning given in Section 12.5(b).

“Change in Law Impact” has the meaning given in Section 12.5(b).

[Redacted – Confidential Commercial Information]

“CMR” means the consignment note, truck waybill or other applicable document confirming Product was successfully loaded on to Purchaser’s or Purchaser’s carrier’s vehicle(s).

“Commercial Production Date” means the earlier of [Redacted – Confidential Commercial Information].

“Confidential Information” has the meaning given in Section 15.1(a).

“Consumer Destination Country” means the destination country where Purchaser will ultimately sell the [Redacted – Confidential Commercial Information] purchased from Seller.

“Delivery” means the physical delivery of Product at the Delivery Point by Seller to the Purchaser or to the carrier arranged by the Purchaser under and in accordance with this Agreement.

“Delivery Point” means [Redacted – Confidential Commercial Information].

“Delivery Schedule” means, in respect of each calendar year (or for Deliveries to be made on the calendar year in which the Commercial Production Date occurs, the remaining portion of such year), (i) the Preliminary Schedule proposed by the Purchaser for such period, if accepted in writing by Seller, (ii) the Preliminary Schedule proposed by the Purchaser for such period as amended pursuant to amendments agreed by the Parties or (iii) the Fallback Delivery Schedule.

“Dispute” has the meaning given in Section 16.1(a).

“Dispute Notice” has the meaning given in Section 16.1(a).

“Effective Date” is the date of this Agreement.

“Expert” means an expert appointed in accordance with Section 16.3.

“Fallback Delivery Schedule” has the meaning given in Section 4(b).

“FID” means the final investment decision by Seller’s board of directors to proceed with the construction and execution of the Project.

“Financing Entities” means any bank, trust company, mortgage company, insurance company, real estate investment trust, export credit agency providing support for the Project, other lending or financial institutions (including indirect lenders, shareholders of Seller or their Affiliates and loan participants) or any department, commission, authority or agency of any government, providing grants, debt, equity, lease or bond financing or financial services or credit support or other credit, including as the case may be any security agent, trustee or facility agent appointed by the Financing Entities and “Financing Entities” means any of them.

“Force Majeure Event” means any event or circumstance which is not within the control of the Party affected by it (the “Affected Party”) and which the Affected Party is not reasonably able to prevent or overcome, or the effects of which the Affected Party is not reasonably able to predict and take measures to avoid, by acting in a prudent and proper manner and in accordance with good and accepted industry practices, and which are not the result of any wrongful or negligent act of the Affected Party, including but not limited to fire, storms, earthquake, tornadoes, civil disturbance, explosions, floods, embargoes, war, acts of war, public enemy, insurrections, pandemics, endemics, riots, strikes, lockouts or other labor disturbances, road closures due to washouts or impassability and natural disaster or, labor or material shortage, breakdown or damage to equipment or facilities (provided such equipment or facilities have been properly maintained), acts of military of civil authority, change to the laws and regulations or acts of God; provided that financial hardship, lack of funds, the unavailability of financing, a party’s financial inability to perform, changes in market prices or demand, economic hardship, or the inability to make a profit or achieve expected returns shall not constitute a “Force Majeure Event”. [Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information]

“Income Tax” means a tax on or measured by the net income of a corporation, partnership, joint venture, trust, limited liability company, limited liability partnership, association or other organization or entity (including taxes on capital or net worth that are imposed as an alternative to a tax based on net or gross income), or taxes which are in the nature of excess profits tax, gross receipts tax, minimum tax on tax preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, capital gains tax or franchise tax for the privilege of doing business.

“Independent Surveyor” has the meaning given in Section 10(c).

“Index Price” means (a) [Redacted – Confidential Commercial Information].

“Indirect Taxes” means sales, use, value added, goods, stamp duty, consumption, transfer, excise and other similar taxes, levies, duties or other similar assessments imposed on or in connection with the procurement, supply, transfer and/or sale of the Product, but excluding income taxes and withholding taxes.

“Initial BG Index Price” means [Redacted – Confidential Commercial Information].

“Initial TG Index Price” means [Redacted – Confidential Commercial Information].

“Insolvency Event” a person suffers an Insolvency Event if:

(a)	it ceases doing business as a going concern or admits in writing its inability to perform its obligations under the Agreement;

(b)	it makes a general assignment for the benefit of creditors

(c)	proceedings in bankruptcy or insolvency are instituted against it and, to the extent involuntary, such action is not dismissed within sixty (60) days of commencement;

(d)	it becomes a debtor in a bankruptcy, insolvency or receivership and, to the extent involuntary, such action is not dismissed within sixty (60) days of commencement;

(e)	applies for or has appointed a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;

(f)	any event occurs, or proceeding is taken, with respect to it in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned above.

[Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information].

“Make-Up Delivery” has the meaning given in Section 9.2(c).

“Market Price” has the meaning given in Section 3(b).

“Minimum Benchmark Conditions” means, [Redacted – Confidential Commercial Information].

“New Index” has the meaning given in Section 6.5(a).

“Non-Compliant Purchase Order” has the meaning given in Section 4(e)(ii)(A).

“Off-Specification Product” has the meaning given in Section 9.2(a).

[Redacted – Confidential Commercial Information]

“Party” and “Parties” have the meaning provided in the preamble.

“Preliminary Schedule” has the meaning given in Section 4(a).

“Price” means the price determined in accordance with Section 6.

“Pricing Adjustment Considerations” means [Redacted – Confidential Commercial Information].

“Pricing Period” means (a) initially, the period commencing on first Delivery date after the Commercial Production Date until [Redacted – Confidential Commercial Information] immediately after the first Delivery date after the Commercial Production Date and (b) thereafter, the period from [Redacted – Confidential Commercial Information].

“Product” means Battery Grade Lithium Carbonate.

“Production Long Stop Date” means [Redacted – Confidential Commercial Information].

“Project” has the meaning given in the recitals.

“Provisional Payment Amount” has the meaning given in Section 7.1(a).

“Provisional Value” means [Redacted – Confidential Commercial Information].

“Purchase Commitment” has the meaning given in Section 3(a).

“Purchase Order” means a written order, substantially in the form attached hereto as Schedule 4 specifying the exact Product volume to be sold and delivered by Seller and taken and purchased by Purchaser, the exact delivery date, information about the carrier to which the Product is to be delivered at the Delivery Point, the Consumer Destination Country for the Product purchased pursuant to such Purchase Order, and any other information regarding the delivery.

“Purchaser” has the meaning given in the preamble.

“Quarterly Shortfall” has the meaning given in Section 3(b).

“Quotational Period” has the meaning given in Section 5(a).

“Ramp-Up Election Notice” has the meaning given in Section 3(e).

“Ramp-Up Period” has the meaning given in Section 3(e).

“Ramp-Up Production Start Date” has the meaning given in Section 3(e).

“Reimbursement Amount” has the meaning given in Section 3(b).

“Rejected Product” has the meaning given in Section 9.2(c)(i).

“Rules” has the meaning given in Section 8.1(a).

“RTM CAP” means, as of any date of determination, an amount equal to (x) [Redacted – Confidential Commercial Information] by (y) a fraction, the numerator of which is the [Redacted – Confidential Commercial Information] at such date of determination and the denominator of which is [Redacted – Confidential Commercial Information].

“Sanctions” means economic, financial, or trade sanctions or embargoes enacted or imposed by law or regulation or other restrictive measure and administered or enforced from time to time by [Redacted – Confidential Commercial Information].

“SDS” has the meaning given in Section 8.4.

“Seller Termination Date” means [Redacted – Confidential Commercial Information].

“SOFR” means, for any day, the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate).

“Specifications” mean the specifications of the Product set out in Schedule 1.

“Specified Credit Rating” of any person, means that such person’s non-credit-enhanced, senior unsecured long-term indebtedness is rated by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”) [Redacted – Confidential Commercial Information].

“Sub-Technical Grade Lithium Carbonate” means lithium carbonate that does not meet the Specifications set forth in Section A or Section B of Schedule 1.

[Redacted – Confidential Commercial Information]

“Successor Purchaser” has the meaning given in Section 20(a).

“Technical Grade Index Price” means [Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information].

[Redacted – Confidential Commercial Information].

“Technical Grade Lithium Carbonate” means lithium carbonate that meets the Specifications set forth in Section B of Schedule 1 (and not the Specifications set forth in Section A of Schedule 1).

“Term” has the meaning given in Section 2.

“Termination Notice” has the meaning given in Section 12.3(a).

“Termination Right” has the meaning given in Section 12.2.

[Redacted – Confidential Commercial Information]

“Withholding Taxes” has the meaning given in Section 19.2(b).

1.2	Interpretation

In this Agreement, headings and bolded words are for convenience only and do not affect the interpretation of this Agreement and, unless the context otherwise requires:

(a)	words importing the singular include the plural and vice versa;

(b)	other grammatical forms of a word or phrase defined in this Agreement have a corresponding meaning;

(c)	a reference to a person includes an individual, corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity;

(d)	a reference to a clause, annexure, exhibit or schedule is a reference to a clause of, and an annexure, exhibit and schedule to, this Agreement and a reference to this Agreement includes any annexure, exhibit and schedule;

(e)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(f)	a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document, and includes the recitals, and schedules and annexures to that agreement or document;

(g)	unless otherwise specified, all references to US Dollar, dollars, $, USD or other monetary references are to the lawful currency of the United States;

(h)	an obligation to use best endeavors does not impose any obligation to commence legal action or proceedings against any person, procure absolutely that that thing is done or happens, incur a material expense, or act or omit to act in a manner which is materially adverse to its commercial interests or fundamentally or materially alters the basis on which it originally agreed to the arrangements the subject of this Agreement;

(i)	a reference to a Party ([Redacted – Confidential Commercial Information]) includes that Party’s and the [Redacted – Confidential Commercial Information] successors and permitted assigns; and

(j)	a reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form but excludes a communication by electronic mail.

2.	Term

This Agreement shall commence on the Effective Date and continue until the date that is ten (10) years after the Commercial Production Date (the “Term”).

3.	Sale and Purchase; PRE-CPD Exclusivity

(a)	During the Term, Seller shall supply, sell and deliver to Purchaser, and Purchaser shall purchase and take delivery of and pay for, or pay for if delivery is not taken, a minimum volume of eight thousand (8,000) MT of Product per annum (the “Purchase Commitment”).

(b)	[Redacted – Confidential Commercial Information].

(c)	[Redacted – Confidential Commercial Information].

(d)	[Redacted – Confidential Commercial Information].

(e)	[Redacted – Confidential Commercial Information].

4.	Delivery Schedules; Purchase Orders

(a)	[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

(c)	Each Party shall promptly notify the other Party in the event it anticipates a material interruption in its deliveries or purchases requiring any adjustment to the then-current Delivery Schedule or that is reasonably required to reflect any increase or decrease in the actual delivery of Product.

(d)	No later than [Redacted – Confidential Commercial Information] prior to each scheduled delivery date set forth in the then-current Delivery Schedule, Purchaser shall deliver to Seller a [Redacted – Confidential Commercial Information] to which the terms and conditions of this Agreement shall apply without any modification.

(e)	Within ten (10) Business Days of the receipt of a Purchase Order:

(i)	[Redacted – Confidential Commercial Information]; or

(ii)	[Redacted – Confidential Commercial Information];

provided; further; that [Redacted – Confidential Commercial Information].

5.	Quotational Period

[Redacted – Confidential Commercial Information].

6.	Pricing

6.1	General acknowledgment

The Parties acknowledge and agree that the pricing terms set out in this Section 6 are intended to set a pricing mechanism that is fair, transparent and reflects the [Redacted – Confidential Commercial Information].

6.2	Pricing Mechanism

(a)	The Price of the Product and of Technical Grade Lithium Carbonate shall be determined as follows:

[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

6.3	[Redacted – Confidential Commercial Information].

6.4	[Redacted – Confidential Commercial Information].

6.5	Index unavailable

(a)	[Redacted – Confidential Commercial Information].

(b)	In the event of any dispute or difference arising out of the matters set forth in this Section 6.5, if the Parties are unable to reach an agreement within [Redacted – Confidential Commercial Information].

7.	Invoicing

7.1	Provisional Payment

(a)	Purchaser shall pay [Redacted – Confidential Commercial Information] in each cargo receipt (or other receipt including information agreed by the Parties) (the “Provisional Payment Amount”) based on [Redacted – Confidential Commercial Information] established by Seller during loading at the Delivery Point.

(b)	[Redacted – Confidential Commercial Information].

(c)	[Redacted – Confidential Commercial Information].

7.2	Final Payment

(a)	[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

7.3	Invoice in case of failure to take

In the event that Purchaser fails to take the volume of Product required to be taken by Purchaser on a scheduled delivery date pursuant to the then-current Delivery Schedule, Seller shall issue:

(a)	[Redacted – Confidential Commercial Information], and

(b)	[Redacted – Confidential Commercial Information].

7.4	Interest for Late Payment

In the event that a payment to be made by either Party to the other pursuant to this Agreement is not made by the payment due date, the Party which is liable for such payment shall also pay interest on the late payment, calculated from the payment due date to the date on which payment is made in full, at a rate per annum equal to [Redacted – Confidential Commercial Information].

7.5	Currency; No Set-off

Except as provided in Section 7.2, all sums payable under this Agreement shall be paid in US Dollars, without set-off or counterclaim and free and clear of and without deduction of or withholding for or on account of any present or future taxes, duties and/or other charges.

8.	Delivery, Title, and Risk

8.1	Delivery

(a)	The Parties agree that the Delivery of Product to the carrier shall be governed by, and in accordance with, [Redacted – Confidential Commercial Information], and the provisions of this Agreement, or as otherwise agreed upon in writing by the Parties. To the extent of any inconsistency between the Rules and this Agreement, the terms of this Agreement shall prevail.

(b)	Without limiting anything in Section 8.1(a):

(i)	Seller shall be responsible for payment of all taxes with respect to Product prior to [Redacted – Confidential Commercial Information];

(ii)	If applicable in accordance with Section 6.2(a), [Redacted – Confidential Commercial Information];

(iii)	[Redacted – Confidential Commercial Information];

(iv)	[Redacted – Confidential Commercial Information]; and

(v)	[Redacted – Confidential Commercial Information].

8.2	Title and Risk

(a)	Except where otherwise specifically provided for in this Agreement, the title to the Product passes from Seller to Purchaser upon Seller’s delivery of the Product to the carrier arranged by the Purchaser at the Delivery Point.

(b)	[Redacted – Confidential Commercial Information].

(c)	On each date of Delivery of Product the Seller represents and warrants that, as of such date:

(i)	the Product is free and clear of any and all liens and encumbrances of any nature upon delivery, with title fully vesting in Purchaser;

(ii)	the Product conforms with the applicable Specification in all material respects;

(iii)	the Product conforms to all local regulations at the Delivery Point; and

(iv)	[Redacted – Confidential Commercial Information];

provided that [Redacted – Confidential Commercial Information].

8.3	Authorizations

(a)	Seller will be responsible for obtaining any and all Authorizations that may be required of it by any Authority in order for Seller or any third party acting on its behalf, to legally sell and deliver the Product to Purchaser and, upon Purchaser’s request, will provide Purchaser evidence reasonably satisfactory to Purchaser of such Authorizations.

(b)	Purchaser will be responsible for obtaining any and all Authorizations that may be required of it by any Authority in order for Purchaser or any third party acting on its behalf, to legally buy and take delivery of, title to, and possession of, the Product from Seller and, upon Seller’s request, will provide Seller evidence reasonably satisfactory to Seller of such Authorizations.

8.4	Safety Data Sheet

The Seller shall provide Purchaser with the current safety data sheet (the “SDS”) and any other information relating to health, safety and environmental data in connection with the Product in compliance with the requirements of any applicable law(s), rules or regulations within three (3) Business Days of Purchaser’s request (so long as such request is received prior to the delivery of the Product). If Purchaser’s request is received within thirty (30) days after delivery of the Product, Seller shall use commercially reasonable efforts to provide such information promptly. The SDS must be in English. If the SDS is revised at any time thereafter during the term of the definitive offtake agreement the Seller shall promptly provide the updated SDS to the Purchaser.

9.	Specification of Product

9.1	Specifications

Seller shall ensure that the Product meets and conforms to the Specifications at the time of Delivery in all material respects, in accordance with the procedures set forth in Section 10. Neither Party shall amend the Specifications without the prior written consent of the other Party; provided, however, that the Parties agree that, in exceptional circumstances, they shall discuss in good faith whether to amend the Specifications to mitigate and account for changes in production output from the Project or specific customer requirements. [Redacted – Confidential Commercial Information].

9.2	Right to reject or discount

(a)	Where the lot-by-lot content of Product for any Delivery does not meet the relevant Specifications to be Battery Grade Lithium Carbonate delivered for such Delivery pursuant to Section 10 (“Off-Specification Product”), Purchaser may by written notice to Seller:

(i)	[Redacted – Confidential Commercial Information]; or

(ii)	[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information];

(c)	[Redacted – Confidential Commercial Information];

(d)	[Redacted – Confidential Commercial Information].

10.	Weight Determination, Sampling and Analysis

(a)	The operations of weighing, sampling and determining whether the Product in each delivery complies with the Specifications shall be carried out at [Redacted – Confidential Commercial Information] in accordance with standard international practices and by means of calibrated equipment. It is expected that samples will be taken, prior to each scheduled Delivery date, using either manual or automatic sampler that is part of the packaging line and that such sample be [Redacted – Confidential Commercial Information] (each a “Delivery Sample”). Each Delivery Sample shall be split [Redacted – Confidential Commercial Information] and the packaged Product for each bag and the corresponding Delivery Samples will be labelled with the corresponding bag number that will be cross-referenced to all the analytical data for that Delivery Sample. Seller shall deliver to Purchaser [Redacted – Confidential Commercial Information]. The part of the Delivery Sample that is retained by Seller must be analyzed by Seller and Seller shall issue (i) [Redacted – Confidential Commercial Information], and (ii) [Redacted – Confidential Commercial Information].

(b)	If Purchaser determines that a Delivery Sample does not conform to the Specifications, [Redacted – Confidential Commercial Information]; provided that Purchaser’s failure to [Redacted – Confidential Commercial Information] will result in Purchaser waiving its right to challenge that Products in the relevant Delivery did not meet the Specifications and [Redacted – Confidential Commercial Information].

(c)	Unless Seller agrees with Purchaser’s determination in accordance with clause (b) above (in which case Section 9.2 shall apply), [Redacted – Confidential Commercial Information].

(d)	If the Product is confirmed by the [Redacted – Confidential Commercial Information] in accordance with clause (c) above to be Off-Specification Product Section 9.2 shall apply.

(e)	Purchaser and Seller agree that, with respect to any Delivery, a weight discrepancy [Redacted – Confidential Commercial Information] of the volume of Product scheduled to be delivered on the relevant Delivery date shall be deemed to be in compliance with this Agreement and shall not constitute a breach of the Parties’ obligations hereunder.

(f)	At any time during the period beginning on the date construction of the Project has been completed and ending on [Redacted – Confidential Commercial Information], Purchaser or its third-party designee may, at Purchaser’s sole cost and expenses and upon reasonable request with adequate notice to Seller of [Redacted – Confidential Commercial Information].

11.	Force Majeure

11.1	Force Majeure Event

If a Party is prevented in whole or in part from carrying out its obligations under this Agreement (excluding an obligation to pay money) as a result of a Force Majeure Event occurring, it must promptly notify the other Parties accordingly. The notice must:

(a)	be in writing;

(b)	specify the obligations it cannot perform;

(c)	fully describe the Force Majeure Event and provide available supportive documentation (if any);

(d)	estimate the time during which the Force Majeure Event will continue; and

(e)	specify the measures proposed to be adopted to remedy or abate the Force Majeure Event.

11.2	Suspension of obligations of Force Majeure Event

If an Affected Party is prevented from performing its obligations under this Agreement (excluding an obligation to pay money) as a result of a Force Majeure Event, then the Affected Party will be relieved from performing its obligations and from any liability in respect of any delay (and the consequences of such delay) in the performance of such obligations, to the extent that performance is prevented by the Force Majeure Event.

11.3	Remedy of Force Majeure

The Affected Party must remedy the Force Majeure Event to the extent reasonably practicable and resume performance of its obligations as soon as reasonably possible. However, any Force Majeure Event affecting transport from Seller’s premises to the Delivery Point shall remain Seller’s responsibility until the affected Product is delivered in accordance with the Rules.

11.4	Mitigation

The Affected Party must take all commercially reasonable measures to resume performance or mitigate the effect of the Force Majeure at the earliest possible time.

11.5	[Redacted – Confidential Commercial Information].

12.	Suspension of Deliveries; Termination

12.1	Suspension Right

[Redacted – Confidential Commercial Information].

12.2	Termination Right

A Termination Right shall occur only in the following circumstances immediately following the lapse of any applicable cure period:

(a)	either Party shall have a Termination Right if:

(i)	[Redacted – Confidential Commercial Information];

(ii)	[Redacted – Confidential Commercial Information]; or

(iii)	[Redacted – Confidential Commercial Information].

(b)	Purchaser shall have a Termination Right if:

(i)	[Redacted – Confidential Commercial Information];

(ii)	[Redacted – Confidential Commercial Information];

(iii)	[Redacted – Confidential Commercial Information]; or

(iv)	[Redacted – Confidential Commercial Information]);

(c)	Seller shall have a Termination Right if:

(i)	[Redacted – Confidential Commercial Information];

(ii)	[Redacted – Confidential Commercial Information];

(iii)	[Redacted – Confidential Commercial Information];

(iv)	[Redacted – Confidential Commercial Information];

(v)	[Redacted – Confidential Commercial Information]; or

(vi)	[Redacted – Confidential Commercial Information],

(each, a “Termination Right”).

12.3	Termination Procedure

(a)	If:

(i)	any event giving rise to a Termination Right is not remedied within the periods prescribed in Sections 12.2(a)(i), 12.2(b) or 12.2(c) (other than Section 12.2(c)(iv)); or

(ii)	a Termination Right referred to in Section 12.2(a)(ii), Section 12.2(a)(iii) or Section 12.2(c)(iv) occurs and is continuing,

then, in each case, the Party that has a Termination Right may terminate this Agreement by [Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

(c)	This Agreement may also be terminated pursuant to, and in accordance with, [Redacted – Confidential Commercial Information].

12.4	Damages and Consequential Loss

(a)	If any breach or default under this Agreement gives a Party a right to damages, [Redacted – Confidential Commercial Information]. Each Party must take all action reasonably practicable to mitigate direct losses suffered by that Party as a result of any breach of default under this Agreement.

(b)	[Redacted – Confidential Commercial Information].

12.5	[Redacted – Confidential Commercial Information].

13.	[Reserved]

14.	[Redacted – Confidential Commercial Information].

15.	Confidentiality

15.1	General Obligation

Subject to Section 15.2, a Party must not disclose any information relating to this Agreement, including the terms of this Agreement (the “Confidential Information”).

15.2	Permitted disclosure

A Party may disclose Confidential Information:

(a)	to any third party where it has obtained the written consent of the other Parties;

(b)	to any of its Affiliates or related corporate bodies and the officers and employees of that Affiliate, so long as the Affiliate agrees to be bound by confidentiality obligations materially similar to those contained in this Section 15; provided that for the purpose of this clause (b) the term “Affiliate” shall include [Redacted – Confidential Commercial Information] and Affiliates of the foregoing;

(c)	to officers and employees or professional advisors, including external consultants, of any of the Parties;

(d)	if, and to the extent, it is required to do so under any necessarily applicable law or under the rules or regulations of a recognized stock exchange applicable to the Party so disclosing or applicable to an Affiliate of that Party that has received Confidential Information in accordance with Section 15.2(b) above;

(e)	the Financing Entities in connection with the financing or refinancing of the Project;

(f)	to:

(i)	prospective purchasers of shares in or assets of a Party or its Affiliates;

(ii)	financiers or prospective financiers (or any agent or security trustee for any such financiers), lenders, or hedge providers of a Party or its Affiliates; and

(iii)	contractors of any of the Parties or their respective Affiliates;

provided, in each case, that the disclosing Party provides written notice to the other Party of such disclosure; and

(g)	to any Authority requiring the information by applicable law.

15.3	Public Announcements

The Parties must not make any public announcements in relation to this Agreement without the other Parties’ written consent. The Parties may, upon the written consent of both Parties, agree on the form of a press release to be released promptly after execution of this Agreement.

16.	Dispute Resolution

16.1	Resolution of Disputes

(a)	Any Party claiming that any dispute or difference arising out of, relating to or having any connection with this Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination, or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with it (each a “Dispute”) has arisen between the Parties out of or in connection with this Agreement must [Redacted – Confidential Commercial Information].

(b)	To effectuate the attempted commercial resolution of any Dispute, [Redacted – Confidential Commercial Information].

(c)	[Redacted – Confidential Commercial Information].

16.2	Parties to continue to perform

(a)	Each Party must continue to perform its obligations under this Agreement, notwithstanding the occurrence of a Dispute, or the commencement of any legal proceedings in relation to this Agreement.

(b)	If it transpires that there is likely to be a long period of time before a Dispute will be resolved, the Parties shall meet to discuss whether:

(i)	the performance of any obligations should be suspended until the Dispute is resolved; or

(ii)	whether it is possible to put in place some temporary alternative arrangements to assist the continuation of the performance of the obligations.

(c)	Nothing in this Section 16.2(c) shall require a Party to perform an obligation that is incapable of being performed due to:

(i)	the termination or repudiation of the Agreement by the other Party; or

(ii)	a Force Majeure Event.

16.3	[Redacted – Confidential Commercial Information]

16.4	Determination by a court

(a)	Unless the Parties have agreed in writing that a Dispute is to be resolved in accordance with Section 16.3 above, at any time (and notwithstanding the initiation of commercial discussion pursuant to Section 16.1(b)) following the issuance of [Redacted – Confidential Commercial Information] any Party shall be entitled to initiate litigation in a court of competent jurisdiction. The Parties hereby consent to exclusive venue in the Federal and State courts sitting in New York County.

(b)	TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE IN ANY STATE OR FEDERAL COURT SITTING IN NEW YORK COUNTY IN ANY ACTION OR PROCEEDING ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)	TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND AS SEPARATELY BARGAINED-FOR CONSIDERATION, EACH PARTY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY CLAIM ARISING OUT OF, OR RELATING TO, THIS AGREEMENT.

17.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof; provided that the parties hereto agree that the United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

18.	Notices

(a)	Any notices required or permitted to be given hereunder shall be sufficient in all respects if given in writing and delivered personally or sent by courier or e-mail (with confirmation of transmission at the applicable address shown below or at other such address as such Party shall have designated by written notice delivered to the other Party:

If to the Purchaser:	Trafigura Trading LLC
[Redacted – Address]
Attn: [Redacted – Personal Information]
Tel: [Redacted – Personal Information]
Email: [Redacted – Personal Information]

with a copy to:

Houston Lawyers Email: [Redacted – Personal Information]

If to Seller:	SWA Lithium LLC
[Redacted – Address]
Attn: [Redacted – Personal Information]
Tel: [Redacted – Personal Information]
Email: [Redacted – Personal Information]

(b)	Notices will be deemed to be given and received: (i) if sent by courier, upon receipt, as evidenced by a delivery notice from the courier; or (ii) if by e-mail, the date the email is sent, unless the sender receives an automated message that the delivery failed, and if the e-mail was sent outside of the hours between 9am and 5pm on a Business Day where the recipient is based, on the following Business Day.

19.	Taxes

19.1	Payment of Taxes

(a)	[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

(c)	[Redacted – Confidential Commercial Information].

19.2	Withholding

(a)	[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information]

20.	Assignment and Transfer

(a)	Neither Party may assign or otherwise transfer its rights or delegate its duties or obligations under this Agreement to a third party without the prior written consent of the other Party; provided that, (i) without the consent of Purchaser, (x) Seller may collaterally assign its rights under this Agreement to [Redacted – Confidential Commercial Information], (x) Purchaser may collaterally assign its rights under this Agreement to [Redacted – Confidential Commercial Information], and (y) [Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

(c)	In the event that any Party assigns its rights, duties or obligations under this Agreement without the consent of the other Party (either voluntarily, as a result of the enforcement of rights by the Purchaser’s lenders or otherwise), the non-assigning Party shall have the right to terminate this Agreement.

21.	Financing Cooperation

(a)	Each of Purchaser and [Redacted – Confidential Commercial Information] acknowledges that Seller may obtain financing for the Project and, without limiting any other provision of this Agreement, each of Purchaser and [Redacted – Confidential Commercial Information] shall provide such cooperation and assurances as Seller or the Financing Entities may reasonably request in connection with any such financing (including assistance in meeting conditions or requirements of any export credit agency providing support or financing for the Project).

(b)	In connection with any financing arrangements, each of Purchaser and [Redacted – Confidential Commercial Information] agrees to furnish to any [Redacted – Confidential Commercial Information] such written information, certificates, copies of invoices and receipts, lien waivers, customary legal opinions, affidavits, declarations and other similar documents as the [Redacted – Confidential Commercial Information] may reasonably request in connection with the financing of the Project. [Redacted – Confidential Commercial Information].

(c)	[Redacted – Confidential Commercial Information].

22.	Miscellaneous

22.1	Waiver

Any failure or delay on the part of any Party in exercising any power or right conferred upon that Party by this Agreement does not operate as a waiver of that power or right, nor does any single exercise of a power or right preclude any other or further exercise of it or the exercise of any other power or right under this Agreement. A power or right may not be waived except in writing, signed by the Parties to be bound by the waiver.

22.2	Amendment

This Agreement may not be altered, amended, supplemented or terminated, nor may any rights hereunder be waived, except by an instrument in writing and executed by the Parties to be charged with such amendment, waiver or termination.

22.3	Severability

Any provision in this Agreement which is invalid or unenforceable in any jurisdiction is, as to that jurisdiction, ineffective to the extent of the invalidity or unenforceability without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of that provision in any other jurisdiction.

22.4	Further Assurance

(a)	Each Party must do, sign, execute and deliver and must procure that each of its directors, employees and agents does, signs, executes and delivers, all deeds, documents, instruments and acts reasonably required of it or them by notice from another Party effectively to carry out and give full effect to this Agreement and the rights and obligations of the Parties under it. This Agreement shall be binding upon the Parties hereto and their permitted respective successors and assigns.

(b)	Except for the Parties, and their permitted successors and assigns, nothing in this Agreement, express or implied, is intended to confer upon any other entity or person any benefits, rights, or remedies.

22.5	Remedies Cumulative

The rights and remedies provided in this Agreement are cumulative with and not exclusive of any rights provided by law or in equity.

22.6	Entire Agreement

This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes all negotiations, prior discussions, or prior agreements and understandings relating to such subject matter.

22.7	Survival

The termination of this Agreement however caused shall be without prejudice to:

(a)	any obligations of the Parties which have accrued prior to that termination and which remain unsatisfied;

(b)	any obligations of the Parties which are expressed to continue after termination; and

(c)	the rights and obligations of each Party under Section 13, Section 15, Section 16, Section 19 and Section 22 will continue independently from the other obligations of the Parties and survive termination of this Agreement.

22.8	Counterparts

This Agreement may be executed in any number of counterparts which when executed shall constitute one and the same instrument. Electronically sent signatures are taken to be valid and binding to the same extent as original signatures.

22.9	Relationship of the Parties

Nothing in this Agreement is intended or will be deemed to constitute a partnership, agency, employer-employee, or joint venture relationship between the Parties, including for any applicable tax purposes. All persons employed by a Party will be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

22.10	Sanctions

(a)	[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

(c)	[Redacted – Confidential Commercial Information].

(d)	[Redacted – Confidential Commercial Information].

22.11	Anti-Bribery and Corruption and Anti-Money Laundering

(a)	[Redacted – Confidential Commercial Information].

(b)	[Redacted – Confidential Commercial Information].

(c)	[Redacted – Confidential Commercial Information].

[Remainder of page intentionally left blank.]

Signatories

THIS AGREEMENT has been EXECUTED as of the Effective Date.

SWA LITHIUM LLC

By:
Name:
Title:

Signatories

TRAFIGURA TRADING LLC

By:
Name:
Title:

Schedule 1

[Redacted – Confidential Commercial Information]

Schedule 2

[Redacted – Confidential Commercial Information]

Schedule 3

[Redacted – Confidential Commercial Information]

Schedule 4

[Redacted – Confidential Commercial Information]